Exhibit (a)(24)


            TEXAS UTILITIES COMPANY                               NEWS RELEASE

            ------------------------------------------------------------------

            NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
            IN OR INTO CANADA, AUSTRALIA OR JAPAN

                                                                 30 April 1998

                              TEXAS UTILITIES COMPANY
                   ------------------------------------------------
                           OFFER FOR THE ENERGY GROUP PLC


            Texas Utilities notes the announcement today by PacifiCorp that it has decided not to increase its current offer for The Energy Group and that PacifiCorp intends to allow its offer to lapse on the next closing date, 5 May 1998.

            Texas Utilities is pleased that its higher offer for The Energy Group has prevailed and looks forward to welcoming all Energy Group employees to the Texas Utilities System.

            Erle Nye, Chairman and Chief Executive of Texas Utilities said:

            "The addition of The Energy Group is a key step in implementing Texas Utilities' multi-regional strategy.
            The acquisition is expected to be earnings and cash flow enhancing in the first complete year following completion of the acquisition* and provides Texas Utilities with a significant and integrated presence in three key liberalising energy markets
            - the United States, the United Kingdom and Australia. We look forward to working with The Energy Group to continue its excellent record of serving its customers."

            *The above statement in relation to earnings should not be interpreted to mean that the future earnings per share of Texas Utilities, as enlarged by the acquisition of The Energy Group will necessarily be greater than the historical published earnings per share of Texas Utilities.

            The last day on which the  Texas Utilities offer may be declared
            unconditional is 19 May 1998.   Holders of Energy Group  Shares
            are now urged to  accept the Texas  Utilities  Offer  as  soon
            as  possible.    The  first  settlement  of consideration under
            the Texas Utilities Offer will be made within 14 days of the date on which the Texas Utilities Offer becomes or is declared wholly unconditional, in respect of acceptances received complete in all respects by such date.

            The Texas Utilities Offer is 840p in cash for each Energy Group Share. Subject to the details set out in the Offer Document, holders of Energy Group Securities who validly accept the Texas Utilities Offer may elect to receive, instead of cash consideration for all (but not part) of their Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), that number of New Texas Utilities Shares with a value (the "Share Alternative Value") equal to 865 pence for each Energy Group Share based on the average of the closing prices of shares of Texas Utilities Common Stock on the NYSE for the 20 consecutive dealing days ending on the day (the "Calculation Day") falling three dealing days prior to the date on which, in the absence of unforeseen circumstances, TU Acquisitions intends to declare the Texas Utilities Offer unconditional in all respects. As soon as practicable after the Share Alternative Ratio has been calculated, and in any event no later than 3.00 pm (London time),
            10.00 am (New York City time) on the dealing day immediately following the Calculation Day, TU Acquisitions will announce
            the Share   Alternative  Ratio  and  state  that,  in  the
            absence of unforseen circumstances, it intends to declare the Texas Utilities Offer unconditional in all respects on the date falling two dealing days following such announcement. During such two dealing day period, any person who has tendered his Energy Group Securities will continue to be entitled to withdraw his acceptance and, at any time before the end of that period or the Subsequent Offer Period, may retender his Energy Group Securities under either the cash or limited share alternative using a new Acceptance Form (which he may obtain from the United Kingdom Receiving Agent or the US Depository).

            ENQUIRIES:

            TEXAS UTILITIES COMPANY
            David Anderson (Investors)            Telephone:  +1-214-812 4641
            Joan Hunter (Press)                   Telephone:  +1-214-812 4071


            LEHMAN BROTHERS INTERNATIONAL         Telephone: +44-171-601 0011
            Richard Collier
            Tony Durrant
            Mark Bentley

            MERRILL LYNCH INTERNATIONAL           Telephone: +44-171-628 1000
            Justin Dowley
            Lewis Lee
            Martin Falkner

            MERRILL LYNCH CORPORATE BROKING       Telephone: +44-171-772 1000
            Mike Gibson
            Stephen Robinson

            FINANCIAL DYNAMICS                    Telephone: +44-171-831 3113
            Nick Miles
            Andrew Dowler

            The definitions set out in the offer document dated 10 March 1998 apply in this announcement. The Texas Utilities Offer is not being made, directly or indirectly, in or into Canada,
            Australia or Japan.   Accordingly,  copies of this  announcement
            are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

            The Directors of TU Acquisitions accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

            Lehman Brothers and Merrill Lynch, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Texas Utilities and TU Acquisitions and no one else in connection with the Texas Utilities Offer and will not be responsible to anyone other than Texas Utilities and TU Acquisitions for providing the protections afforded to their respective customers or for providing advice in relation to the Texas Utilities Offer or any other matter referred to herein. Lehman Brothers and Merrill Lynch are acting for Lehman Brothers Inc. and Merrill Lynch & Co., respectively, for the purposes of making the Texas Utilities Offer in the Unites States.